Dreyfus
Worldwide Dollar
Money Market Fund, Inc.

SEMIANNUAL REPORT April 30, 2006



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



Dreyfus
Worldwide Dollar
Money Market Fund, Inc.

The Fund

LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Worldwide Dollar Money Market Fund, Inc., covering the six-month period from November 1, 2005, through April 30, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. Recently, Fed Chairman Ben Bernanke suggested that the Fed may soon pause to assess current economic data and evaluate the impact of its credit tightening campaign. In our view, the Fed's efforts so far have largely been successful: the economy has grown at a moderate pace, the unemployment rate has dropped to multi-year lows, corporate profits have risen, and inflation has remained low despite volatile energy prices.

However, the financial markets are more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase interest rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures build in an expanding economy, the Fed may choose to resume tightening later this year.

For information about how the fund performed, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006



DISCUSSION OF FUND PERFORMANCE

Patricia A. Larkin, Senior Portfolio Manager

How did Dreyfus Worldwide Dollar Money Market Fund, Inc. perform during the period?

For the six-month period ended April 30, 2006, the fund produced an annualized yield of 3.71% and, after taking into account the effects of compounding, an annualized effective yield of 3.78%.[1]

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including: securities issued or guaranteed by the U.S. government or its agencies or instrumentalities; certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic and foreign banks or their subsidiaries or branches; repurchase agreements; asset-backed securities; domestic and dollar-denominated foreign commercial paper; and other short-term corporate obligations, including those with floating or variable rates of interest; and dollar-denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions or agencies. Normally, the fund invests at least 25% of its net assets in domestic or dollar-denominated foreign bank obligations.

What other factors influenced the fund's performance?

When the reporting period began, the financial markets had already begun to recover from the aftermath of the Gulf Coast hurricanes. Although oil prices had spiked to more than $70 per barrel, the Federal Reserve Board (the "Fed") defied many analysts' expectations and, instead of pausing to assess the hurricanes' damage to the U.S. economy, implemented its eleventh consecutive rate hike since June 2004, increasing the federal funds rate to 3.75% at its September meeting.

By the time the Fed next raised interest rates in early November, the move was widely expected, especially after the announcement that U.S. GDP had expanded at a 4.3% annualized rate during the third quarter of 2005. December saw a decline in the unemployment rate to 4.9%, confirming that the U.S. economy remained on solid footing. However, when the Fed raised rates to 4.25% at its December meeting, a change in the language of its accompanying announcement convinced many investors that the credit tightening campaign might be nearing completion. A lower-than-expected GDP growth rate of 1.7% for the fourth quarter of 2005 appeared to lend credence to this view.

Fears of an economic slowdown soon dissipated in January, however, when the unemployment rate slid to 4.7%, a multi-year low. As expected, the Fed raised the federal funds rate to 4.5% at its January meeting, indicating that "some further policy firming may be needed…."

The employment report for February showed a better-than-expected increase of 243,000 workers, helping to alleviate any lingering concerns that the Gulf Coast hurricanes and high energy prices might trigger an economic slowdown. In addition, despite new signs of sustained economic growth, longer-term interest rates remained surprisingly stable, causing the Treasury yield curve to flatten substantially. At times during the first quarter of 2006, the yield curve inverted, a phenomenon that in the past had been considered a harbinger of recession.

By the end of March, however, it had become apparent that fears of a slowdown were overblown, and the inversion of the yield curve was more likely a result of robust demand for U.S. Treasury securities from overseas investors. Accordingly, few investors were surprised when the Fed implemented its fifteenth consecutive increase in the federal funds rate, driving it to 4.75% in late March. Indeed, it later was announced that the initial estimate of annualized first-quarter GDP growth was a robust 4.8%.

The U.S. Treasury securities yield curve began to steepen in April when new economic data suggested that the economy might be stronger than many analysts previously expected. Despite some slowing in the housing market, low unemployment, strong consumer confidence and brisk retail sales suggested that the economy continued to grow at a relatively brisk pace.

In this environment, most investors have focused primarily on securities at the shorter-end of the money market maturity spectrum. We have maintained a similar strategy, generally keeping the fund's weighted average maturity shorter than industry averages.

What is the fund's current strategy?

On May 10, after the close of the reporting period, the Fed raised the federal funds rate to 5% and indicated that economic growth was expected to moderate to a more sustainable pace. In addition, several members of the Federal Open Market Committee have indicated that they feel monetary policy is now in the neutral range, and further changes in interest rates are likely to depend on prevailing economic data. A substantial slowdown in economic growth could preclude further rate increases, but additional gains in global commodity prices might make the Fed more inclined to tighten more aggressively to forestall inflationary pressures. Accordingly, while we have maintained the fund's relatively short weighted average maturity, we are prepared to adjust our strategy when we become convinced that short-term interest rates have peaked.

May 15, 2006

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yield provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's annualized yield and annualized effective yield would have been 3.63% and 3.70%, respectively.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Worldwide Dollar Money Market Fund, Inc. from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2006

Expenses paid per $1,000†	$ 3.75
Ending value (after expenses)	$1,018.40

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

Expenses paid per $1,000†	$ 3.76
Ending value (after expenses)	$1,021.08

† *Expenses are equal to the fund's annualized expense ratio of .75%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS
April 30, 2006 (Unaudited)

Negotiable Bank Certificates of Deposit−14.7%	Principal Amount ($)	Value ($)
Bank of America N.A. 4.82%, 3/21/07	30,000,000 a	30,000,000
Depfa Bank PLC (Yankee) 4.81%, 5/11/06	16,000,000 b	16,000,000
Societe Generale (Yankee) 4.80%, 5/11/06	30,000,000	30,000,000
Svenska Handelsbanken (Yankee) 4.80%, 5/11/06	30,000,000	30,000,000
Total Negotiable Bank Certificates Of Deposit (cost $106,000,000)		**106,000,000**

Commercial Paper−67.9%		
Amsterdam Funding Corp. 4.78%, 5/4/06	25,000,000 b	24,990,083
Beta Finance Inc. 4.63%, 7/6/06	30,000,000 b	29,751,400
BNP Paribas Finance Inc. 4.80%, 5/1/06	30,000,000	30,000,000
CBA (Delaware) Finance Inc. 4.90%, 6/23/06	10,000,000	9,928,745
Credit Suisse (USA) Inc. 4.62%, 7/5/06	7,000,000	6,942,936
Cullinan Finance Ltd. 4.91%, 6/22/06	30,000,000 b	29,789,833
Deutsche Bank Financial LLC 4.82%, 5/1/06	30,000,000	30,000,000
Falcon Asset Securitization Corp. 4.79%, 5/3/06	10,192,000 b	10,189,299
FCAR Owner Trust, Ser. II 4.91%, 6/22/06	30,000,000	29,789,833
Gemini Securitization Corp., LLC 4.79%, 5/8/06	10,000,000 b	9,990,725
Grampian Funding Ltd. 4.73%, 7/3/06	30,000,000 b	29,756,400

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Intesa Funding LLC		
4.78%, 5/4/06	30,000,000	29,988,100
Northern Rock PLC		
4.78%, 5/5/06	30,000,000	29,984,133
Prudential Funding LLC		
4.83%, 5/1/06	30,000,000	30,000,000
Santander Central Hispano Finance (Delaware) Inc.		
4.91%, 6/23/06	30,000,000	29,785,792
Sigma Finance Inc.		
4.62%, 6/20/06	23,300,000 [b]	23,153,728
Skandinaviska Enskilda Banken AB		
4.78%, 5/5/06	20,133,000	20,122,352
Thunder Bay Funding LLC		
4.80%, 5/10/06	24,277,000 [b]	24,247,989
Toyota Motor Credit Corp.		
4.79%, 5/9/06	30,000,000 [b]	29,968,200
UBS Finance Delaware LLC		
4.82%, 5/1/06	30,000,000	30,000,000
Total Commercial Paper		
(cost $488,379,548)		**488,379,548**

Corporate Note—4.2%		
Westpac Banking Corp.		
4.87%, 5/16/06		
(cost $30,000,000)	30,000,000 [a]	**30,000,000**

Time Deposits—13.1%		
Branch Banking & Trust Co. (Grand Cayman)		
4.80%, 5/1/06	30,000,000	30,000,000
Manufacturers & Traders		
Trust Company (Grand Cayman)		
4.82%, 5/1/06	30,000,000	30,000,000

Time Deposits (continued)	Principal Amount ($)	Value ($)
State Street Bank and Trust Co., Boston, MA (Grand Cayman) 4.83%, 5/1/06	33,910,000	33,910,000
Total Time Deposits (cost $93,910,000)		**93,910,000**
Total Investments (cost $718,289,548)	**99.9%**	**718,289,548**
Cash and Receivables (Net)	**.1%**	**824,226**
Net Assets	**100.0%**	**719,113,774**

^a *Variable rate security—interest rate subject to periodic change.*

^b *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2006, these securities amounted to $227,837,657 or 31.7% of net assets.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	61.4	Insurance	4.2
Asset-Backed/Structured Investment Vehicles	11.5	Asset-Backed/Securities Arbitrage Vehicles	4.1
Asset-Backed/Multi-Seller Programs	6.2	Asset-Backed/Single Seller	4.1
Building & Construction	4.2		
Finance	4.2		**99.9**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	718,289,548	718,289,548
Cash		1,558,388
Interest receivable		559,069
Prepaid expenses		58,310
		720,465,315
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(b)		347,777
Payable for shares of Common Stock redeemed		792,202
Accrued expenses		211,562
		1,351,541
Net Assets ($)		**719,113,774**
Composition of Net Assets ($):		
Paid-in capital		718,952,882
Accumulated undistributed net investment income—net		161,227
Accumulated net realized gain (loss) on investments		(335)
Net Assets ($)		**719,113,774**
Shares Outstanding		
(25 billion shares of $.001 par value Capital Stock authorized)		718,952,882
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**16,272,511**
Expenses:	
Management fee–Note 2(a)	1,821,313
Shareholder servicing costs–Note 2(b)	1,058,047
Custodian fees	47,309
Professional fees	38,912
Prospectus and shareholders' reports	33,988
Registration fees	22,774
Directors' fees and expenses–Note 2(c)	8,731
Miscellaneous	10,496
Total Expenses	**3,041,570**
Less–reduction in management fee due to undertaking–Note 2(a)	(309,601)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(1,588)
Net Expenses	**2,730,381**
Investment Income–Net, representing net increase in net assets resulting from operations	**13,542,130**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2006 (Unaudited)	Year Ended October 31, 2005
Operations ($):		
Investment Income−Net, representing net increase in net assets resulting from operations	**13,542,130**	**16,497,150**
Dividends to Shareholders from ($):		
Investment income−net	**(13,380,903)**	**(16,546,383)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	238,829,112	467,643,208
Dividends reinvested	12,963,354	15,998,810
Cost of shares redeemed	(272,804,925)	(594,646,587)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(21,012,459)**	**(111,004,569)**
Total Increase (Decrease) in Net Assets	**(20,851,232)**	**(111,053,802)**
Net Assets ($):		
Beginning of Period	739,965,006	851,018,808
End of Period	**719,113,774**	**739,965,006**
Undistributed investment income−net	161,227	−

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended April 30, 2006 (Unaudited)	Year Ended October 31,				
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.018	.021	.005	.006	.016	.044
Distributions:						
Dividends from investment income−net	(.018)	(.021)	(.005)	(.006)	(.016)	(.044)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.71[a]	2.14	.50	.62	1.62	4.51
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.83[a]	.84	.85	.82	.82	.81
Ratio of net expenses to average net assets	.75[a]	.75	.75	.75	.75	.75
Ratio of net investment income to average net assets	3.72[a]	2.08	.49	.62	1.63	4.43
Net Assets, end of period ($ x 1,000)	719,114	739,965	851,019	967,440	1,147,581	1,348,064

[a]   Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Worldwide Dollar Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of the Mellon Financial Corporation. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of

the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

On May 1, 2006, the fund declared a cash dividend of approximately $.0001 per share from undistributed investment income-net which includes investment income-net for Saturday April 29, 2006 and Sunday April 30, 2006.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $335 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, $208 of the carryover expires in fiscal 2008 and $127 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2005 were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At April 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from November 1, 2005 through April 30, 2006 to reduce the management fee paid by the fund, if the fund's aggregate expenses,

exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .75% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $309,601 during the period ended April 30, 2006.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended April 30, 2006, the fund was charged $604,646 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2006, the fund was charged $362,069 pursuant to the transfer agency agreement.

During the period ended April 30, 2006, the fund was charged $1,926 for services performed by the Chief Compliance Officer.

The components of Due to the Dreyfus Corporation and affiliates consist of: management fees $298,327, chief compliance officer fees $1,284, shareholder services plan fees $27,000 and transfer agency per account fees $127,663, which are offset against an expense reimbursement currently in effect in the amount of $106,497.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.



For More Information

Dreyfus Worldwide Dollar Money Market Fund, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.

0762SA0406